

February 1, 2013

<u>Via E-mail</u>
Chris Lucas
Group Finance Director
Barclays PLC
Barclays Bank PLC
1 Churchill Place
London E14 5HP, England

> **Re: Barclays PLC**
> **Barclays Bank PLC**
> **Forms 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 6-K Filed July 27, 2012**
> **Form 6-K Filed October 31, 2012**
> **File Nos. 001-09246 and 001-10257**

Dear Mr. Lucas:

We have reviewed your response dated October 8, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Forms 20-F for Fiscal Year Ended December 31, 2011

Key Risk Issues, page 15

1.   We note from your response to prior comment 4 that in future filings you intend to include cross-references from this section to "other areas of the Form 20-F where disclosure is relevant to the specific key risk issues…or which describe specific actions taken [as a result] of such key risk issues." However, it is unclear from your response and existing disclosure what other areas of your 2011 Form 20-F specifically relate to the

bulleted key risk issues that are presented on page 15. Please advise, or describe further how you will expand your disclosure in future filings to comply with prior comment 4.

Risk Management, page 40

Credit Risk, page 52

F. Identifying Credit Risk Loans, page 62

2.   Please refer to prior comment 5. We note your response and your proposed disclosure regarding the emergence period for various portfolios. You define the emergence period as the timeframe in which losses have been incurred but not yet specifically identified in portfolios of loans at the balance sheet date. Further, your disclosure on page 63 of the December 31, 2011 20-F states that "[t]he incurred but not yet reported calculation is based on the asset's probability of moving from the performing portfolio to being specifically identified as impaired within the given emergence period and then on to default within a specified period." Please address the following:

- Please clarify what you mean by "specifically identified as impaired." For example, clarify if this is when a loan becomes past due, you receive notice of bankruptcy, etc., or at some other point. To the extent this varies among your portfolios, please explain how.

- Please clarify why you define the emergence period based on the time taken from "receiving a default indicator" to an identified impairment being incurred for your wholesale portfolios in the Corporate Banking and Investment Banking divisions. In this regard, the period of "receiving a default indicator" appears to be potentially different than the point that the loss was incurred. Additionally, clarify the types of things you would consider to be a "default indicator" for these portfolios.

- Expand your disclosure to specifically discuss how you test these periods against the actual time elapsing from the initial indication of potential default to the loss event. In this regard, it appears that the emergence period is only a portion of this timeframe, but your response indicates that you use the whole period to validate that the emergence period is reasonable.

- Tell us in more detail why a longer (six-month period) would be used for larger counterparties and large loan balances that are subject to individual monitoring for early signs of default, as compared to retail banks portfolios where individual monitoring would not be occurring.

- Clarify how this period relates to the "write-off" period and "charge-off" periods discussed in response to our prior comment 7.

Retail Credit Risk, page 69

3.   Please refer to prior comment 9 and address the following:

- We note your response that you were unable to identify whether customers were experiencing financial difficulty at the time the loans were extended. We further note that you subsequently determined that the loans should not be classified as forbearance, in part because they met minimum age and term requirements and you did not lower the interest rate. Tell us whether you evaluated if they would have access to alternative funding at the same rate, or whether the rate at which the loan was extended was commensurate with the market rate for a loan of similar credit quality at the time of extension. If so, tell us how and if not, tell us why not.

- Clarify how long the interest-only period for these loans was typically extended. To the extent it was for one year or more, discuss how you consider the impact on your 30 day and 90 day arrear numbers in your response. For example, given that the borrower is only required to make the interest payment, it appears this could positively impact the delinquency trends noted.

- Clarify whether the loans convert to amortizing after the interest-only period ends, and if so, discuss the typical percentage impact to the monthly payment upon conversion to an amortizing loan. Also, discuss the periods when the vast majority of these loans convert to amortizing (if applicable), and discuss any trends in delinquency statistics upon the conversion to an amortizing loan, to the extent they are different from the statistics in your response.

- Tell us the percentage of these loans that have reached maturity, and of those, tell us how many were able to pay off the balance of the loan and how many subsequently defaulted upon maturity.

- Tell us whether you have provided any more extensions for these loans, and if so, discuss the reasons for doing so and whether you consider the loans to be in forbearance upon the subsequent extension.

- You indicate that you believe that the subsequent performance of these loans supports the fact that they were not classified as forbearance because they were performing better than those loans that were classified as such. Please tell us how you considered the fact that they are also not performing as well as your regular loan portfolio, which indicates that there has been some decline in credit quality, comparatively. In this regard, we note that the 30 and 90 days arrears percentages are double that of your normal loan portfolio at December 31, 2011 and remain similarly elevated at June 30, 2012.

- We note that you discuss several factors you currently consider when determining if a term extension should be classified as forbearance. Please tell us if these factors are consistent with what you considered historically, and if not, describe the factors considered historically.

- You indicate that you do not treat these loans as a separate loan pool historically because these are performing assets that have no objective evidence of impairment. It is unclear how you determined that there was no evidence of impairment considering that the timing of the contractual cash flows of the original loan has changed. Please provide additional information as to how you concluded that including these loans in the general loan pool is appropriate considering the guidance in AG87-88 if IAS 39 or tell us how you concluded that your models are incorporating the increased risk elsewhere in the calculation.

4.   As a related matter, we note from your Q3 2012 Interim Management Statement Question and Answer Session document from your website that approximately 44% of your mortgage book is interest-only, and that you have been looking closely at your portfolios of these mortgages as you are now seeing maturation of these mortgages. Please expand your disclosures in future filings to discuss the following:

- Disclose the percentage of your mortgage portfolio that is interest-only.

- Discuss the key terms of your interest-only mortgage portfolio. For example, discuss whether these loans ever convert to amortizing, the typical interest-only period, the current LTVs for this portfolio and percentage of your interest-only loans maturing in the next three years, separately disclosed by year.

- Separately disclose delinquency statistics for your interest-only mortgage portfolio from your noninterest-only mortgage portfolio.

- Discuss whether you continue to make interest-only loans and describe any differences in your current underwriting practices for these loans.

- Discuss the steps you are taking to mitigate the risk of a significant number of these loans maturing in the next few years. For example, discuss any programs you have to convert these mortgages into more conventional amortizing loan products.

5.   Please refer to prior comment 10. In your response, you indicate that these loans are not segregated into a separate pool for the purposes of determining the allowance for loan losses and that you believe the risk of non-performance is reflected in the probability of default being assigned to them in your impairment models. As the need for a re-age, even if not considered significant enough to classify a loan as impaired, would indicate evidence of a decline in credit quality that is different from a loan that does not need a re-

age, it is unclear how you concluded that a separate risk pool was not appropriate under paragraphs AG87-88 of IAS 39. Please provide additional information as to how you are appropriately and timely capturing the risk related to these loans in your allowance. For example, please specifically explain how you are applying a higher probability of default to these loans when they are classified in the same pool as loans that have not been re-aged.

Market Risk, page 94

Net Interest Margin, page 100

6.   Please refer to prior comment 12. As requested, please revise your future filings to disclose the range of internal funding rates as well as an average rate for the period, or tell us why this information is not relevant for disclosure. Also, as requested, please discuss whether there have been any material changes to these rates during the period and if so, quantify the impact such changes have had on your disclosure.

Consolidated Financial Statements, page 169

Notes to the Financial Statements, page 176

26 – Goodwill and Intangible Assets, page 214

Critical Accounting Estimates and Judgments, page 215

7.   We note your response to prior comment 18 where you describe your methodology for determining the carrying value of your cash generating units (CGUs). In your response, you state that for UKRBB, average economic capital has historically been used as an approximation for the net asset value of that CGU, whereas for all of your other CGUS, the carrying value has been determined using the actual net asset value of the relevant CGU.   You also state for the 2012 and future impairment tests, you intend to fully allocate shareholder funds on a pro forma basis based on UKRBB's share of group risk weighted assets, as a better approximation of the UKRBB CGU's net asset value. Please respond to the following:

- Tell us in more detail how you believe your methodology for determining the carrying value of the UKRBB CGU complies with the guidance in paragraphs 75 and 75 of IAS 36 in light of the fact that those paragraphs state that a CGU includes the carrying value of only those assets that can be allocated directly or allocated on a reasonable and consistent basis, and does not include the carrying value of any recognized liability unless the recoverable amount of the CGU cannot be determined without consideration of the liability.

- Given that you do not identify the specific assets and liabilities directly attributed to the UKRBB CGU, please tell us how you are able to estimate the cash flows from that CGU. In your response, please address why you believe your methodology complies with the guidance in paragraph 77 of IAS 36.

- Describe in more detail how your new methodology for determining the carrying value of the UKRBB CGU is performed. For example, your response indicates that you now intend to fully allocate shareholder's funds on a pro forma basis based on UKRBB's share of group weighted assets, but your response also notes that the carrying value of all of your CGUs except for UKRBB do not include any allocation of centrally held funding, such as subordinated debt or debt securities in issue. Thus, from your response, it is not clear how this methodology will fully allocate shareholder's funds on a pro forma basis, or why it would be appropriate to allocate centrally held funding to one CGU, but not for determining the carrying value of all CGUs.

- Clarify whether you determine the recoverable amount of the UKRBB CGU differently from how you determine the recoverable amount of the other CGUs given the different methodologies used to determine the carrying value of the CGUs.

Risk Factors, page 265

8.   We note your responses to prior comments 22, 24 and 26; however, your risk factor disclosure should provide all relevant information needed for an investor to fully understand the risk presented. Please provide us with proposed disclosure to be included in future filings that addresses our prior comments and does not simply cross-reference other sections of your Form 20-F.

Operational risk, page 268

9.   Please confirm that you will include the substance of your response to prior comment 28 in the risk factors section of your 2012 Form 20-F, as well as any additional material changes in facts and circumstances relating to the investigations cited in our prior comment.

Regulatory risk, page 268

10.   Please either confirm that you will include the substance of your response to prior comment 29 under the "Regulatory risk" section in future filings, updated as appropriate to reflect more recent changes, or provide us with proposed risk factor disclosure "that provide[s] a more precise explanation and quantification" of the costs associated with regulatory compliance.

Form 6-K filed July 27, 2012

Exhibit 99.1

Results by Business, page 11

Investment Bank, page 19

11.   Please refer to prior comment 33. Item 301 of Regulation S-X requires you to provide enough detail about your operating results for a reader to understand the drivers behind material changes for the reported periods. As this Form 6-K is incorporated by reference into your registration statements, please revise your future filings to provide the information previously requested. For example, we note your proposed disclosure that Fixed Income, Currency and Commodities (FICC) in the half year ended June 30, 2012 as compared to the half year ended December 31, 2011 was due to a significantly improved trading environment. Explain what you mean by that and whether revenue increased due to an increase in market value, volume or a combination of these or other factors. Furthermore, we note from your Q3 2012 Interim Management Statement Question and Answer Session document on your website that your FICC model is a conservative one, and you tend to outperform competitors when markets are weaker and perform less well when markets are stronger. Please discuss this fact, along with the key drivers of your strategy that generally result in the occurrence of this trend.

Credit Risk, page 45

Wholesale Forbearance, page 53

12.   Please refer to prior comment 35. We note your response; however, it remains unclear how successful your forbearance programs are from your proposed disclosure. Please revise future filings to provide disclosure indicating how successful these programs are. For example, discuss how many of these loans subsequently default, need another modification, etc.

Form 6-K filed October 31, 2012

Exhibit 99.1

Group Performance Review, page 3

Income Statement, page 3

13.   We note your disclosure of the additional £1,000 million related to provisions for payment protection insurance (PPI) redress during the third quarter of 2012, which was in

addition to the £300 million recorded in the first quarter of 2012 and £1,000 million recorded in 2011. Given the material nature of the additional charges and the uncertainty inherent in this estimate, please revise future filings to provide more information to highlight the potential additional obligations you face. For example, consider the following:

- Disclose the total amount of policies sold that are covered under the PPI redress program.

- Provide a description of the amount of redress required under the program. For example, disclose if it is total premiums paid plus an interest component, or some other methodology. To the extent the level of redress varies among policies, please discuss how and your expectations of the volume of redress required under each type.

- Disclose a roll forward of the level of outstanding complaints received, starting with the amount outstanding at the beginning of the year, complaints resolved, new complaints received and the number of complaints outstanding at the end of the period.

You may contact Rebekah Lindsey at (202) 551-3303 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant